UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:          3235-0104
                          Expires:    September 30, 1998
                          Estimated average burden
                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

DLJ Merchant Banking II, Inc.
--------------------------------------------------------------------------------
     (Last)                         (First)                      (Middle)

277 Park Avenue
--------------------------------------------------------------------------------
                                   (Street)

New York                             NY                               10172
--------------------------------------------------------------------------------
     (City)                         (State)                           (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year)

              6/23/00
--------------------------------------------------------------------------------

3.   IRS or Social Security Number of Reporting Person (Voluntary)

--------------------------------------------------------------------------------

4.   Issuer Name and Ticker or Trading Symbol

      Charles River Laboratories International, Inc. (CRL)
--------------------------------------------------------------------------------

5.   Relationship of Reporting Person to Issuer   (Check all applicable)

       Director                                        X 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

-------------------------------------------------------------------------------

6.   If Amendment, Date of Original (Month/Day/Year)

--------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
----

 X  Form filed by More than One Reporting Person
----


             Table I Non-Derivative Securities Beneficially Owned


1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                      6,180,333                          (I)              (1)(13)(16)(18)(19)
Common Stock                                        246,129                          (I)              (2)(13)(16)(18)(19)
Common Stock                                        303,917                          (I)              (3)(13)(16)(18)(19)
Common Stock                                        361,330                          (I)              (4)(14)(16)(18)(19)
Common Stock                                        134,187                          (I)              (5)(14)(16)(18)(19)
Common Stock                                      1,260,809                          (I)              (6)(16)(18)(19)
Common Stock                                         99,929                          (I)              (7)(13)(16)(18)(19)
Common Stock                                         19,491                          (I)              (8)(13)(16)(18)(19)
Common Stock                                         27,750                          (I)              (9)(15)(18)(19)
Common Stock                                      1,409,382                          (I)              11)(15)(18)(19)
Common Stock                                      1,264,252                          (I)              12)(15)(18)(19)
Common Stock                                        815,923                          (I)             (19)(21)(25)(26)(29)
Common Stock                                         48,955                          (I)             (19)(22)(25)(26)(29)
Common Stock                                      1,820,318                          (I)             (16)(18)(19)(23)(27)(28)
Common Stock                                        259,395                          (I)             (16)(18)(19)(24)(28)
Common Stock                                          2,723                          (I)                 (19)(20)(25)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

                                                                        (Over)
                                                               SEC 1473 (7-96)

               Table II Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)



1.   Title of Derivative       2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)          and Expiration                 Securities Underlying      sion or       ship         of In-
                                  Date (Month/Day/ Year)         Derivative Securities      Exercise      Form of      direct
                                  -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                  Date           Expira-       -------------------------    Derivative    ative        ficial
                                  Exer-          tion             Title           Amount    Security      Security:    Owner-
                                  cisable        Date                             or                      Direct       ship
                                                                                  Number                  (D) or      (Instr.
                                                                                  of                      Indirect     5)
                                                                                  Shares                  (I)
                                                                                                          (Instr.
                                                                                                          5)
------------------------------------------------------------------------------------------------------------------------------------
Warrant for the Purchase of
  Shares of Common Stock        Immed.           4/1/10         Common Stock      1,061,462   $0.01       (I)   (13)(16)(18)(19)(29)
Warrant for the Purchase of
  Shares of Common Stock        Immed.           4/1/10         Common Stock         42,264   $0.01       (I)   (13)(16)(18)(19)(30)
Warrant for the Purchase of
  Shares of Common Stock        Immed.           4/1/10         Common Stock         52,183   $0.01       (I)   (13)(16)(18)(19)(31)
Warrant for the Purchase
  of Shares of Common Stock     Immed.           4/1/10         Common Stock         62,053   $0.01       (I)   (14)(16)(18)(19)(32)
Warrant for the Purchase of
  Shares of Common Stock        Immed.           4/1/10         Common Stock         23,039   $0.01       (I)   (14)(16)(18)(19)(33)
Warrant for the Purchase of
  Shares of Common Stock        Immed.           4/1/10        Common Stock        216,566   $0.01       (I)    (16)(18)(19)(34)
Warrant for the Purchase of
  Shares of Common Stock        Immed.           4/1/10        Common Stock         17,158   $0.01       (I)    (13)(16)(18)(19)(35)
Warrant for the Purchase of
  Shares of Common Stock        Immed.           4/1/10        Common Stock          3,349   $0.01       (I)    (13)(16)(18)(19)(36)
Warrant for the Purchase of
   Shares of Common Stock       Immed.           4/1/10        Common Stock          4,781   $0.01       (I)    (15)(18)(19)(37)
Warrant for the Purchase of
  Shares of Common Stock        Immed.           4/1/10        Common Stock        200,155   $0.01       (I)    (15)(18)(19)(38)
Warrant for the Purchase of
  Shares of Common Stock         Immed.          4/1/10        Common Stock          2,041   $0.01       (I)    (15)(18)(19)(39)
Warrant for the Purchase of
  Shares of Common Stock       10/21/01         10/1/09        Common Stock        184,167    $5.19      (I)    (16)(18)(19)(27)(28)
                                                                                                                (40)
Warrant for the Purchase of
  Shares of Common Stock       10/21/01         10/1/09        Common Stock         23,642    $5.19      (I)    (16)(18)(19)(28)(41)
Warrant for the Purchase of
  Shares of Common Stock       10/21/01         10/1/09        Common Stock         20,102    $5.19      (I)    (15)(18)(19)(38)



Explanation of Responses:

See Attachment A for footnotes.

DLJ Merchant Banking II, Inc.


     /s/ Ivy Dodes                                          June 22, 2000
-------------------------------                      ------------------------
**Signature of Reporting Person                               Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                               SEC 1473 (7-96)

                                                                    ATTACHMENT A

                     REPORTING PERSONS AND SIGNATURES
                     --------------------------------

COMPANY                                         ADDRESS
-------                                         -------

AXA ASSURANCES I.A.R.D. MUTUELLE                370, rue Saint Honore
                                                75001 Paris, France

AXA ASSURANCES VIE MUTUELLE                     Same as above

AXA COURTAGE ASSURANCE MUTUELLE                 26, rue Louis-le-Grand
                                                75001 Paris, France

AXA CONSEIL VIE ASSURANCE MUTUELLE              370, rue Saint Honore
                                                75001 Paris, France

FINAXA                                          23, avenue Matignon
                                                75008 Paris, France


are Reporting Persons through their interest in the following entity:

AXA                                             25, avenue Matignon
                                                75008 Paris, France

is a Reporting Person through its interest in AXA Financial, Inc. ("AXF").

THE AXA VOTING TRUSTEES:

Claude Bebear
Henri de Clermont-Tonnerre                      25, avenue Matignon
Patrice Garnier                                 75008 Paris, France
(collectively, the "AXA Voting Trustees") pursuant to the Voting Trust Agreement dated as of May 12, 1992 with AXA.

                  COMPANY                               ADDRESS

SIGNED ON BEHALF OF THE ABOVE ENTITIES
(collectively, the "Mutuelles AXA, Finaxa and AXA")


By /s/ Alvin H. Fenichel
   --------------------------------
       Name:  Alvin H. Fenichel
       Title: Attorney-in-Fact



AXA FINANCIAL, INC.                             1290 Avenue of the Americas
                                                New York, NY 10104
By /s/ Alvin H. Fenichel
   --------------------------------
   Name:  Alvin H. Fenichel
   Title: Senior Vice President and
          Controller

AXA Financial, Inc. is a Reporting Person through its interest in Donaldson Lufkin & Jenrette, Inc. ("DLJ").

                  COMPANY                                ADDRESS

DONALDSON, LUFKIN & JENRETTE, INC.              277 Park Avenue
                                                New York, N.Y.  10172
By  /s/ Marjorie S. White
    -------------------------------
    Name:  Marjorie S. White
    Title: Vice President and
           Secretary

DLJ is a Reporting Person through its interest in DLJ Capital Investors, Inc. ("DLJCI"), DLJ Capital Corporation ("DLJCC") and DLJ LBO Plans Management
Corporation:

DLJ CAPITAL INVESTORS, INC.                     277 Park Avenue
                                                New York, N.Y.   10172
By  /s/ Marjorie S. White
    -------------------------------
    Name:  Marjorie S. White
    Title: Secretary

DLJ Capital Investors, Inc. is a Reporting Person through its interest in each of DLJMB Funding II, Inc. ("Funding II"), DLJ Merchant Banking II, Inc.
("MB II INC") and DLJ Investment Funding, Inc. ("IP Funding").


DLJ CAPITAL CORPORATION                         277 Park Avenue
                                                New York, N.Y.   10172
By  /s/ Marjorie S. White
    -------------------------------
    Name:  Marjorie S. White
    Title: Secretary

DLJ Capital Corporation is a Reporting Person directly and through its interest in each of Sprout Capital VIII, L.P. and Sprout Venture Capital, L.P.

                  COMPANY                                ADDRESS

DLJ LBO PLANS MANAGEMENT CORPORATION            277 Park Avenue
                                                New York, N.Y.   10172
By /s/ Marjorie S. White
   --------------------------------
  Name:  Marjorie S. White
  Title: Vice President and
         Secretary


DLJMB FUNDING II, INC.                          277 Park Avenue
                                                New York, N.Y.   10172
By  /s/ Marjorie S. White
   --------------------------------
   Name:  Marjorie S. White
   Title: Secretary


DLJ MERCHANT BANKING II, INC.                   277 Park Avenue
(See Form 3 for signature of this               New York, N.Y.   10172
   Reporting Person)


DLJ INVESTMENT PARTNERS, INC.                   277 Park Avenue
                                                New York, N.Y.   10172
By  /s/ Marjorie S. White
   --------------------------------
   Name:  Marjorie S. White
   Title: Secretary

Notes

(1) These securities are beneficially owned directly by DLJ Merchant Banking Partners II, L.P. ("Partners II"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(2) These securities are beneficially owned directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(3) These securities are beneficially owned directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(4) These securities are beneficially owned directly by DLJ Diversified Partners, L.P. ("Diversified"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(5) These securities are beneficially owned directly by DLJ Diversified Partners-A, L.P. ("Diversified-A"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(6) These securities are beneficially owned directly by DLJMB Funding II, Inc., and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(7) These securities are beneficiallly owned directly by DLJ Millennium Partners, L.P. ("Millennium"), and which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(8) These securities are beneficially owned directly by DLJ Millennium Partners-A, L.P. ("Millennium-A"), and which is a partnership, indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(9) These securities are beneficially owned directly by DLJ EAB Partners, L.P. ("EAB"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(10)  (Intentionally omitted.)

(11) These securities are beneficially owned directly by DLJ ESC II, L.P. ("ESC II"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(12) These securities are beneficially owned directly by DLJ First ESC, L.P. ("ESC"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(13) These securities are beneficially owned indirectly by MB II INC as Managing General Partner of each of Partners II, Partners II-A, Millennium, and Millennium-A and as Advisory General Partner of Offshore Partners II. In addition, these securities are beneficially owned indirectly by DLJ Merchant Banking II, LLC ("MB II LLC") as Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB II INC is also the Managing Member of MB II LLC. The undersigned disclaim beneficial ownership of these securities except with respect to MB II INC's and MB II LLC's partnership interests in these entities.

(14) These securities are beneficially owned indirectly by DLJ Diversified Partners, Inc. ("Diversified Partners") as General Partner of each of Diversified and Diversified-A. In addition, these securities are beneficially owned indirectly by DLJ Diversified Associates, L.P. ("Diversified Associates") as Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates, L.P. The undersigned disclaim beneficial ownership of these securities except with respect to Diversified Partners' and Diversified Associates' Partnership interests in these entities.

(15) These securities are beneficially owned indirectly by DLJ LBO Plans Management Corporation as Managing General Partner of EAB, ESC and ESC II.

(16) These securities are beneficially owned indirectly by DLJCI as sole stockholder of each of MB II INC, Diversified Partners, Funding II and IP Funding.

(17)  (Intentionally omitted.)

      (18) These securities are beneficially owned indirectly by DLJ as the sole stockholder of each of DLJCI and DLJ LBO Plans Management Corporation.

(19) As of January 31, 2000, AXA beneficially owned approximately 58% of the common stock of AXF ("AXF Common Stock") and The Mutuelles AXA indirectly and directly owned approximately 23.3% of the issued ordinary shares (representing 36.7% of the voting power) of AXA. The Mutuelles AXA, Finaxa and AXA expressly declare that the filing of this Form shall not be construed for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

      AXA has deposited its shares of AXF Common Stock into a voting trust. While AXA remains the beneficial owner of such AXF Common Stock, during the term of the voting trust, the Trustees (each of whom is a member of either the Executive Committee or the Supervisory Board of
      AXA) will exercise all voting rights with respect to such AXF Common Stock. Accordingly, the Trustees may be deemed to beneficially own the securities reported on this Form. The Trustees expressly declare that the filing of this Form shall not be construed for the purposes of
      Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of securities reported on this Form.

      Each Reporting Person has indirect beneficial interest through partnerships and affiliates of the direct owners which own, in the aggregate, more than 10% of the common stock of the issuer.

(20) These securities are beneficially owned directly by DLJCC, which is a corporation, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(21) These securities are beneficially owned directly by Sprout Capital VIII, L.P. ("Sprout VIII"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company. DLJCC is the Managing General Partner of Sprout VIII.

(22) These securities are beneficially owned directly by Sprout Venture Capital, L.P. ("Sprout"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company. DLJCC is the general partner of Sprout.

(23) These securities are beneficially owned directly by DLJ Investment Partners, L.P. ("DLJIP"), which is a partnership, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(24) These securities are beneficially owned directly by IP Funding, and indirectly through its interest in CRL Acquisition LLC, a limited liability company.

(25) These securities are beneficially owned indirectly by DLJCC as the general partner of each of Sprout VIII and Sprout. The undersigned disclaim beneficial ownership of these securities except with respect to DLJCC's partnership interests in these entities.

(26) These securities are beneficially owned indirectly by DLJ as the sole stockholder of DLJCC.

(27) These securities are beneficially owned indirectly by DLJ Investment Partners, Inc., the general partner of DLJIP. The undersigned disclaim beneficial ownership of these securities except with respect to DLJ Investment Partners, Inc.'s partnership interests in DLJIP.

(28) These securities are beneficially owned indirectly by IP Funding, the sole shareholder of DLJ Investment Partners, Inc.

(29)  These securities are beneficially owned directly by Partners II.

(30)  These securities are beneficially owned directly by Partners II-A.

(31)  These securities are beneficially owned directly by Offshore
      Partners II.

(32)  These securities are beneficially owned directly by Diversified.

(33)  These securities are beneficially owned directly by Diversified-A.

(34) These securities are beneficially owned directly by DLJMB Funding II, Inc.

(35)  These securities are beneficially owned directly by Millennium.

(36)  These securities are beneficially owned directly by Millennium-A.

(37)  These securities are beneficially owned directly by EAB.

(38)  These securities are beneficially owned directly by ESC II.

(39)  These securities are beneficially owned directly by ESC.

(40)  These securities are beneficially owned directly by DLJIP.

(41)  These securities are beneficially owned directly by IP Funding.

(42) DLJCC is the parent of DLJ Capital Associates VIII, Inc., which is the General Partner of DLJ Associates VIII, L.P., which is the General Partner of Sprout Capital VIII, L.P. DLJCC is also parent to DLJ Growth Associates II, Inc. which is the General Partner of DLJ Growth Associates II, L.P., which is the General Partner of Sprout Growth II, L.P. DLJCC's parent DLJ, Inc. is the parent of DLJ LBO Plans Management Corporation. DLJCC and Managing Members of DLJCC may be deemed beneficial owners of the reported shares but each disclaims beneficial ownership in the shares held by Sprout Capital VIII, L.P., Sprout Venture Capital, L.P., and DLJ ESC II, L.P., except to the extent of any indirect pecuniary interest therein.

      Each of the remaining reporting persons disclaims beneficial ownership of securities beneficially owned by any other entity except with respect to its proportionate interest in or ownership of such entity as indicated in Item 3 of Table I and/or Item 5 of Table II and the footnotes thereto.

Additional Joint Filer Information

For all of the following additional joint filers,

Address:  c/o Sprout Group
          277 Park Avenue
          New York, NY 10172

Designated Filer:  DLJ Merchant Banking II, Inc.

List of Additional Joint Filers:
Name:  Sprout Capital VIII, L.P.
Managing General Partner:  DLJCC

Name:  Sprout Growth II, L.P.
Managing General Partner:  DLJCC

Name:  Sprout CEO Fund, L.P.
General Partner:  DLJCC

Name:  Sprout Venture Capital, L.P.
General Partner:  DLJCC

Name:  DLJ  ESC II, L.P.
General Partner:  DLJ LBO Plans Management Corporation

Name:  DLJ Associates VIII, L.P.
General Partner of Sprout Capital VIII, L.P.

Name:  DLJ Growth Associates II, L.P.
General Partner of Sprout Growth II, L.P.

Name:  DLJ Capital Associates VIII, Inc.
General Partner of DLJ Associates VIII, L.P.

Name:  DLJ Growth Associates II, Inc.
General Partner of DLJ Growth Associates II, L.P.

Name:  Farrokh Billimoria
General Partner of DLJ Associates VIII, L.P.

Name:  Patrick J. Boroian
General Partner of DLJ Associates VIII, L.P. and DLJ Growth Associates II, L.P.

Name:  Philippe O. Chambon
General Partner of DLJ Associates VIII, L.P. and DLJ Growth Associates II, L.P.

Name:  Robert E. Curry
General Partner of DLJ Associates VIII, L.P. and DLJ Growth Associates II, L.P.

Name:  Stephen M. Diamond
General Partner of DLJ Associates VIII, L.P.

Name:  Robert Finzi
General Partner of DLJ Associates VIII, L.P. and DLJ Growth Associates II, L.P.

Name:  Janet A. Hickey
General Partner of DLJ Associates VIII, L.P. and The JHT 1994 Limited
Partnership

Name:  The JHT 1994 Limited Partnership
General Partner of DLJ Growth Associates II, L.P.

Name:  The Kroon 1994 Limited Partnership
General Partner of DLJ Associates VIII, L.P. and DLJ Growth Associates II, L.P.

Name:  Richard E. Kroon
General Partner of The Kroon 1994 Limited Partnership

Name:  Mary Jane Kroon
General Partner of The Kroon 1994 Limited Partnership

Name:  LaPorte Investments, L.P.
General Partner of DLJ Associates VIII, L.P.

Name:  Kathleen D. LaPorte
General Partner of LaPorte Investments, L.P. and DLJ Growth Associates II, L.P.

Name:  Brian LaPorte
General Partner of LaPorte Investments, L.P.

Name:  Scott F. Meadow
General Partner of DLJ Associates VIII, L.P. and DLJ Growth Associates II, L.P.

Name:  Alexander Rosen
General Partner of DLJ Associates VIII, L.P. and DLJ Growth Associates II, L.P.

Name:  Rakesh Sood
General Partner of DLJ Associates VIII, L.P.

Name:  Hal Tague
General Partner of The JHT 1994 Limited Partnership

Name:  Arthur S. Zuckerman
General Partner of DLJ Associates VIII, L.P. and DLJ Growth Associates II, L.P.

Signature of Joint Filers

       By: /s/ Arthur S. Zuckerman
          --------------------------------------
          Arthur S. Zuckerman
          Individually, and as Attorney-in-fact
          for all of the above joint filers